
August 22, 2023

Oleg Bilinski
Chief Executive Officer
Mag Magna Corp.
325 W Washington St., Ste 2877
San Diego, CA 92103

>   **Re: Mag Magna Corp.**
>   **Amendment No. 8 to Registration Statement on Form S-1**
>   **Filed August 10, 2023**
>   **File No. 333-268561**

Dear Oleg Bilinski:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2023 letter.

Amendment 8 to Form S-1 Filed on August 10, 2023

Dilution, page 22

1.   We note your response to comment 1 and that you present a net tangible book value of ($13,417) as of April 30, 2023, which includes your intangible assets of $8,206. Please revise your net tangible book value calculation to exclude intangible assets as well as revise and review the calculations within the other scenarios of your offering as applicable.

<u>Mag Magna Corp Statement of Operations, page F-3</u>

2. As you have restated your statement of operations for the year ended April 30, 2023, please include a description of the nature of the error in the notes to the financial statements. Refer to ASC 250-10-50-7.

 You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Roger D. Linn